Sweets Creative Group LLC

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	-631.94
Hosting	14.57
Total Bank Accounts	**$ -617.37**
Total Current Assets	**$ -617.37**
TOTAL ASSETS	**$ -617.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Travel	-130.49
Total Credit Cards	**$ -130.49**
Total Current Liabilities	**$ -130.49**
Total Liabilities	**$ -130.49**
Equity	
Retained Earnings	47,736.50
Net Income	-48,223.38
Total Equity	**$ -486.88**
TOTAL LIABILITIES AND EQUITY	**$ -617.37**

"Unaudited"

Sweets Creative Group LLC

PROFIT AND LOSS

January - December 2016

	TOTAL
INCOME	
Income	6,033.34
Total Income	**$6,033.34**
GROSS PROFIT	**$6,033.34**
EXPENSES	
Advertising	417.08
Bank Charges	5,615.48
Charity	190.00
Legal	3,225.00
Meals	1,029.60
Postage	15.85
Public Relations	8,850.00
Purchases	339.00
Reimbursement	-544.40
Uncategorized Expense	203.15
Website Design	34,915.96
Total Expenses	**$54,256.72**
NET OPERATING INCOME	**$ -48,223.38**
NET INCOME	**$ -48,223.38**

"Unaudited"

Sweets Creative Group LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-48,223.38
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Travel	-130.49
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-130.49
Net cash provided by operating activities	$ -48,353.87
NET CASH INCREASE FOR PERIOD	$ -48,353.87
CASH AT BEGINNING OF PERIOD	47,736.50
CASH AT END OF PERIOD	$ -617.37

"Unaudited"

Sweets Creative Group LLC

INCOME BY CUSTOMER SUMMARY

January - December 2016

	INCOME	EXPENSES	NET INCOME
Castle Point Brewery		1,086.84	$1,086.84
Joe Mindak	500.00		$500.00
Provident Bank	5,533.34	-5,405.00	$128.34
TOTAL	$6,033.34	$ -4,318.16	$1,715.18

"Unaudited"

REQUIRED NOTES:

NOTE 1: Organization and Nature of Business Activities

(the "Company") is a
organized LLC in the state of New Jersey . The Company is primarily involved in helping couples raise money for their wedding through our website portal

NOTE 2: Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

EXAMPLES OF NOTES THAT MAY APPLY:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Risks and Uncertainties

As of October 10th, 2017, the Company has not commenced full scale operations nor generated significant operating revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Sweets Creative Group, LLC

April 17th, 2012

NJ

Our website is built to help couples raise the money they need for their wedding through inviting their guests to give their monetary gift prior to the wedding.

Revenue Recognition

The Company recognizes revenue when delivery has occurred or services have been provided. Once a wedding campaign goal is reached and the end date occurs the couple receives payment minus our fees which is our revenue.

Income Tax

The Company is taxed as a LLC, with any income subject to taxation at applicable federal rates.

The Company is subject to Income Tax in the State of New Jersey. The Company's Income Tax filing for the State of New Jersey will be subject to inspection until it ceases operations.